Press Release – 25th October 2007

LONDON, United Kingdom: Crew Gold Corporation ("Crew" or "the Company") (TSX: CRU) (OSE: CRU) (Frankfurt: KNC) (OTC-BB-Other; CRUGF.PK) today announced:-

Lefa Operation - Mid Year Reserve Increase

Crew is pleased to announce a further increase in total reserves at its 100% owned LEFA Mine in Guinea, West Africa. This increase incorporates drilling from the Firifirini area (formerly Siguirini) in addition to a midyear design review of the main LEFA Corridor deposits (Lero-Karta, Kankarta and Fayalala).

Reserves have increased by 490,000 oz (14%), from the 3.38 million ounces announced in March 2007 to 3.87 million ounces. This estimate is NI 43-101 compliant. The new mineral reserves are based primarily on drilling at Firifirini between January and August 2007 together with a design review of the main open pits within the LEFA Corridor. For all reserves, a gold price of US$575 per ounce was used. For the Banora area, the Company is undertaking further work and is not yet in a position to report any changes.  Details of the current reserves at the LEFA Concession are tabled below and are calculated as at September 1, 2007. All reserves have been depleted to the August 30, 2007 surfaces.

LEFA Mineral Reserves as at 1st September 2007

Deposit	Proven			Probable			Total Reserves
	Tonnes (Mt)	Grade (g/t Au)	Million ozs	Tonnes (Mt)	Grade (g/t Au)	Million ozs	Tonnes (Mt)	Grade (g/t Au)	Million ozs
Lero-Karta	20.5	2.02	1.33	10.4	1.67	0.56	30.9	1.90	1.89
Fayalala	29.4	1.28	1.21	1.0	1.36	0.04	30.4	1.28	1.25
Firifirini	2.8	2.26	0.21	0.3	2.21	0.02	3.1	2.25	0.23
Kankarta				2.7	1.99	0.17	2.7	1.99	0.17
Others				2.8	2.01	0.18	2.8	2.01	0.18
Stockpiles	5.4	0.90	0.15				5.4	0.90	0.15
Total	58.1	1.55	2.90	17.2	1.76	0.97	75.3	1.60	3.87
Prior Total	49.1	1.59	2.51	15.4	1.75	0.87	64.55	1.63	3.38

Of further significance, the Firifirini resource continues to be open to both the east and the west and drilling has also identified a possible parallel structure north of the current resource area. With these encouraging results further drilling will focus on expanding this resource.

Jan Vestrum, President and CEO of Crew commented: "This mid-year increase in the reserves at LEFA is an excellent result and is in line with, or above, the aggressive reserve increase targets the company has set for itself. It demonstrates the long term value of the LEFA project and once again underpins the rationale for the decision the Company took in May 2007 to improve the capacity at the LEFA plant.  Drilling to date in 2007 in both the Lefa Corridor area and regionally, has been very encouraging and the Company is confident that drilling will continue to add to the resource and reserve inventory next year and in the years to come. The Company is excited by the conversion of Inferred Resources into Reserves at Firifirini (formerly Siguirini). This satellite pit is located only 10 km north of the Fayalala CIP plant will play an integral role in improving production at LEFA. With further increases in resources and reserves, combined with completion of the CIP plant during the first half of 2008, the Company is pushing forward with its objective of significant growth both in gold output and shareholder value".

Quality Assurance and Control and Qualified Person

The reported reserves above have been compiled by Ms. Jennifer McNee an employee of SMD under the supervision of Crews Qualified Person, Andrew Pardey, who has sufficient experience, relevant to the style of mineralisation and type of deposit under consideration and to the activity he is undertaking, to qualify as a Competent Person as defined in the 2004 Edition of the 'Australasian Code for Reporting of Mineral Resources and Ore Reserves' ("JORC code").

All drilling is conducted using industry accepted equipment and procedures for drilling and sampling. All drill intercepts reported in this press release relate to either RC percussion (dry samples, 1m intervals, >75% sample recovery) or NQ/HQ diamond drill core (half core samples, maximum 1m intervals, >95% sample recovery) for Resource definition drilling, all first pass regional exploration drilling is conducted using AC drilling, with follow up using RC. Historically, sampling and assaying of wet RC samples has occurred and this data is flagged in the resource database. A program of confirmatory diamond drilling is ongoing to verify the reliability of this data.

All assay results reported have been determined by 50 gram fire assay, aqua regia digest and atomic absorption spectrometer readings to a detection limit of 0.01 g/t gold by independent assay contractors SGS Siguiri. A check assay program with internationally recognized and certified umpire assay laboratories Genalysis (Perth, Australia) and ALS Chemex (Vancouver, Canada) is also conducted to confirm reliability of assay data. The data is verified on an ongoing basis by Crew's Qualified Person and independent resource consultants RSG Global of Australia and Helman and Schofield of Australia.

Data, of a scientific or technical nature, regarding mineral reserves and mineral resources of Crew Gold Corporation and its subsidiaries included in this document has been verified by Mr. Andrew Pardey, General Manager Exploration, Africa and Chief Geologist. Mr. Pardey is a "qualified person" within the meaning of Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects. Mr. Pardey is not "independent" of Crew Gold Corporation within the meaning of NI 43-101 as he holds securities of the company.  All exploration work of the company is conducted under the supervision of Mr. Pardey.

For further information on the resource data please refer to our website www.crewgold.com

Jan A Vestrum

President & CEO

Safe Harbour Statement

This news release contains forward-looking statements which reflect the expectations of management and the board of directors, and are made pursuant to applicable and relevant national legislation (including the Safe-Harbour provisions of the United States Private Securities Litigation Reform Act of 1995) in countries where Crew Gold Corporation is conducting business and/or investor relations. Forward looking statements typically contain words such as "believes", "anticipates", "continue", "could", "expects", "indicates", "plans", "will", "may", "projects", "would" or similar expressions suggesting future outcomes or events, although not all forward-looking statements contain these identifying words. Such forward-looking statements reflect the current beliefs of management and the board of directors based on information currently available to them. Forward-looking statements involve inherent risks and uncertainties, and Crew cautions readers not to place undue reliance on these statements as a number of important factors could cause Crew's actual results to differ materially from the beliefs and expectations expressed in such forward-looking statements. Factors that could cause actual results to differ materially from the results discussed in the forward-looking statements, include, but are not limited to, the factors discussed under the heading "Risks and Uncertainties" in Crew's Annual Information Form dated April 2, 2007, as filed on SEDAR at www.sedar.com. Although the forward-looking statements contained in this news release are based upon what management and the board of directors believes to be current and reasonable assumptions, Crew cannot assure readers that actual results will be consistent with these forward-looking statements.  The forward-looking statements contained herein are made as of the date of this news release and are expressly qualified in their entirety by this cautionary statement. Crew undertakes no obligation to publicly update or revise these forward-looking statements to reflect subsequent events or circumstances. Cautionary Note to US Investors - The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured", "indicated", and "inferred" "resources", which the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure from the SEC's website at http://www.sec.gov/edgar.shtml.

www.crewgold.com

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